THE MEN’S WEARHOUSE, INC.
6380 Rogerdale Road
Houston, Texas 77072
August 16, 2010
BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: John Reynolds

Re:	The Men’s Wearhouse, Inc.
Form 10-K for the Fiscal Year Ended January 30, 2010
Filed March 31, 2010
File No. 001-16097
Schedule 14A
Filed May 3, 2010
Dear Mr. Reynolds:
     The Men’s Wearhouse, Inc. (the “Company”) filed (i) its Annual Report on Form 10-K for the fiscal year ended January 30, 2010 (the “10-K”) on March 31, 2010 and (ii) its Schedule 14A (the “Proxy Statement”) on May 3, 2010. By letter dated August 2, 2010, the Company received the Staff’s comments relating to the 10-K and the Proxy Statement (the “Comments”). The following numbered paragraphs repeat the Comments for your convenience, followed by the Company’s responses to those Comments.
Form 10-K for the Fiscal Year Ended January 30, 2010
Note 1 — Summary of Significant Accounting Policies, page 48
Gift Cards and Gift Card Breakage, page 53
1.	Please explain to us how and when the third party assumes your liability for unredeemed gift cards and identify the third party. Describe the financial statement effect of this assumption. Tell us whether the assumption of the liability allows you to derecognize the liability, and if so, tell us how you applied the guidance of FASB ASC 405-20-40. If you derecognize the liability, tell us how you account for any redemption of gift cards and how you are able to recognize breakage in your financial statements.

August 16, 2010

     Response: Prior to the second quarter of 2009, the Company reflected all unredeemed gift card proceeds as a liability until escheated in accordance with applicable laws, and the Company did not recognize any income from unredeemed gift cards. During the second quarter of 2009, the Company entered into a Card Services Agreement and Trademark Licensing Agreement with CardFact Ltd, an Ohio limited liability company (“CardFact”). Under the terms of this agreement, CardFact became the issuer of the Company’s gift cards and assumed the existing liability for which there were no currently existing claims under unclaimed property statutes. The Company is no longer the primary obligor for the CardFact issued gift cards and is therefore not subject to claims under unclaimed property statutes as the agreement effectively transfers the escheatment liability for unredeemed gift cards to CardFact. Accordingly, beginning with the second quarter of 2009, the Company recognizes income from breakage of gift cards when the likelihood of redemption of the gift card is remote. The financial impact to 2009 related to this agreement was the recognition of pretax gift card breakage income, including a cumulative adjustment of $3.1 million recorded in the second quarter of 2009, of $5.0 million ($3.3 million net of tax or $0.06 per diluted earnings per common share).
     The Company collects the proceeds from gift cards issued and records a liability to CardFact, with the liability being reduced when the Company honors redemptions of the gift cards as a form of tender. As a result, the Company maintains a liability equivalent to 100% of the proceeds from unredeemed gift cards, less estimated breakage. At the end of fiscal 2009 and 2008, “unredeemed gift certificates” of $15.0 million and $17.8 million, respectively, included in the disclosure of accrued expenses and other current liabilities in Note 6 of Notes to Consolidated Financial Statements represents the liability associated with unredeemed gift cards combined with the liabilities for gift certificates, trade certificates and store credit.
     In recognizing the gift card breakage income above, the Company considered the guidance under ASC 405-20-40, Liabilities-Extinguishments of Liabilities-Derecognition paragraph 40-1 that states “A debtor shall derecognize a liability if and only if it has been extinguished. A liability has been extinguished if either of the following conditions is met: (a) the debtor pays the creditor and is relieved of its obligation for the liability or (b) the debtor is legally released from being the primary obligor under the liability either judicially or by the creditor.” The agreement with CardFact allows the Company to derecognize the liability for unredeemed gift cards related to breakage under condition (b) as the agreement with CardFact legally released the Company from this obligation, and the Company is no longer subject to certain unclaimed property statutes for unredeemed gift cards, as discussed above. We recognize gift card breakage income on a card-by-card basis at the point that redemption of the gift card becomes remote. A reliable and objective estimate can be made on a timely basis by the Company and it is remote that material adjustments to previously recognized amounts will be made. The Company is not expecting recurring significant differences between actual experience and estimated rates or amounts of breakage. We believe such historical experience is predictive of future events and that there are no changing circumstances that indicate we would not be able to apply our historical experience. The recognition of gift card breakage income is not expected to be material in future periods.

August 16, 2010

Note 6 — Other Current Assets, Accrued Expenses and Other Current Liabilities and Deferred Taxes and Other Liabilities, page 61
2.	You advised the staff in a letter dated June 20, 2006 that you would disclose the amounts of liability of reward certificates from loyalty program in future filings. Please tell us whether the amounts labeled as “unredeemed gift certificates” relate solely to the reward certificates or if other liabilities are included in these amounts and describe and quantify these other items.
Response: We report to the Staff that we inadvertently failed to disclose separately the accrued balance for reward certificates from the Company’s loyalty program in the disclosure of accrued expenses and other current liabilities in Note 6 of Notes to Consolidated Financial Statements as indicated in a letter dated June 20, 2006 to the Staff. The accrued balance for reward certificates from the Company’s loyalty program was $6.3 million and $5.6 million at fiscal year-end 2009 and 2008, respectively, and is included within the amounts labeled as “Other” in the disclosure of accrued expenses and other current liabilities in Note 6 of Notes to Consolidated Financial Statements. Amounts labeled as “Unredeemed gift certificates” in the disclosure of accrued expenses and other current liabilities in Note 6 of Notes to Consolidated Financial Statements relate solely to liabilities for unredeemed gift cards, gift certificates, trade certificates and store credit.
     We confirm to the Staff that in future filings, beginning with its upcoming Quarterly Report on Form 10-Q, which the Company intends to file on or before September 9, 2010, the Company will separately disclose the amount of the loyalty program reward certificates liability in the disclosure of accrued expenses and other current liabilities as set forth in Note 6 of Notes to Consolidated Financial Statements.
Item 9A. Controls and Procedures, page 72
3.	Please confirm to us that you will expand your disclosure in future filings to include the entire definition of disclosure controls and procedures, as set forth in Exchange Act Rule 13a-15(e). In this regard, please describe that disclosure controls and procedures also include controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to management as appropriate to allow timely decisions regarding disclosures.
Response: We confirm that the Company will include the following disclosure under Item 9A in future filings beginning with its upcoming Quarterly Report on Form 10-Q, which the Company intends to file on or before September 9, 2010:
The Company’s management, with the participation of the Company’s principal executive officer (“CEO”) and principal financial officer (“CFO”), evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934,

August 16, 2010

as amended (the “Exchange Act”)) as of the end of the period covered by this report. Based on this evaluation, the CEO and CFO have concluded that, as of the end of such period, the Company’s disclosure controls and procedures were effective to ensure that information that is required to be disclosed by the Company in the reports it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to the Company’s management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.
Exhibits
4.	We note that exhibits 4.5 and 4.6 are missing schedules, attachments and/or exhibits. Please confirm that you will file with your next periodic report these exhibits in their entirety, as required by Item 601(b)(l0) of Regulation S-K.
Response: We confirm that the Company will file a complete copy of the Amended and Restated Credit Agreement, dated as of December 21, 2005 (“Exhibit 4.5”) and the Agreement and Amendment to Amended and Restated Credit Agreement effective as of January 31, 2007 (“Exhibit 4.6”), including the exhibits and schedules thereto. The Company will file the complete Exhibit 4.5 and 4.6 as exhibits to its upcoming Quarterly Report on Form 10-Q, which the Company intends to file on or before September 9, 2010.
Schedule 14A, filed May 3, 2010
General
5.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.
Response: The Company advises the Staff that the Company’s compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company or its business. The Compensation Committee of the Company’s Board of Directors met on February 23, 2010 and discussed the new SEC disclosure rules, particularly focusing on the new rule that requires disclosure if the Company believes that its compensation polices and practices for all employees are reasonably likely to result in a material risk to the Company. The members of the Compensation Committee discussed this new requirement in detail and concluded that they did not believe that the compensation practices and policies of the Company are reasonably likely to present such a material risk in light of the relatively low level of the Company’s incentive bonus program and the fact that the incentive bonus program is based on three separate requirements, each of which have sub-level requirements, making it unlikely that any significant dollar amount to any one individual would be impacted by inappropriate actions of the individual which may put the Company at significant risk. As a result, the Company determined that no disclosure was required in response to Item 402(s) of Regulation S-K.

August 16, 2010

Executive Compensation, page 14
Grants of Plan-Based Awards Table, page 21
6.	We note that your table indicates a maximum payout under your Non-Equity Incentive Plan of $200,000 but does not indicate either a threshold or target level. Your disclosure on page 15 refers to both a “good” and “excellent” threshold associated with this program and indicates that the maximum annual payout was $350,000 for 2009. Please advise.
Response: Your comment indicates that the Grants of Plan-Based Awards Table (the “Table”) shows the highest maximum payout to a Named Executive Officer under the Company’s Non-Equity Incentive Plan to be $200,000 whereas in the Compensation Discussion and Analysis (“CD&A”) narrative the highest maximum annual bonus states a maximum payout possible to be $350,000. The Table presents a maximum payout potential of $350,000 for Douglas S. Ewert; therefore, the Company does not believe a discrepancy exists between the disclosure in the Table and CD&A. Historically, the Company has been of the view that its bonus program does not fall within the concept of minimum thresholds and targets as set forth in columns (c) and (d) of the Table. Therefore, the Company has determined to present the maximum payout possible under column (e) and explain in a footnote the details of the program.

August 16, 2010

     In connection with responding to your comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact Michael W. Conlon or Laura Ann Smith of Fulbright & Jaworski L.L.P. at (713) 651-5427 or (713) 651-5304, respectively.

Very truly yours,
/s/ Neill P. Davis
Neill P. Davis

cc:	Diana M. Wilson (TMW)
Michael W. Conlon (F&J)